UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

Commission File No. 333-78481

CREO INC.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -
Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com	creo

News release

For immediate release

Creo Hosts Analysts, Shareholders at Manufacturing Facility

Vancouver, BC, Canada (February 27, 2003) - Creo Inc. (NASDAQ: CREO; TSX: CRE) hosted financial analysts and Creo shareholders for a forum yesterday at the Vancouver-area manufacturing facility of the graphic arts supplier.

Analysts and investors toured the facility where a broad range of products is manufactured, including the Trendsetter® computer-to-plate thermal imaging devices and the new Veris™ proofers with Multi-Drop Array™ inkjet imaging.

Chief executive officer Amos Michelson described Creo's remarkable growth from just over US$5 million in product sales in 1993, to US$539 million revenue and 25,000 customers, just 10 years later. Creo has installed over one-third of the computer-to-plate devices installed around the world. In the next months, Creo will install its 5,000th computer-to-plate device-about three times that of Creo's nearest competitor.

Creo president Judi Hess was introduced for the first time with a new title. She was previously president, graphic arts. The Creo board of directors made the appointment last week as formal recognition of her role in overseeing Creo's worldwide operations. Creo co-founder and former president Dan Gelbart continues to focus on research and development as Creo's chief technology officer.

The morning also included presentations by Mark Dance, CFO and COO; David Brown, corporate vice president, business strategy; Brad Palmer, corporate vice president, inkjet printing; and Philippe Favreau, corporate vice president, operations. Creo customers Hemlock Printers, Metropolitan Fine Printers, and Supreme Graphics also described the impact Creo technology has on their business and the growth of their companies.

An archived webcast of the event will be available on Creo's website later today at http://www.creo.com/Global/about_creo/investors/default

Photos available

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2003 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Rochelle van Halm	Tracy Rawa
Media Relations (Headquarters)	Investor Relations
T. +1.604.451.2700	T. +1.604.451.2700
F. +1.604.437.9891	F. +1.604.437.9891
rochelle.van.halm@creo.com	IR@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

/s/ Mark Dance
_______________________________
Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: February 27, 2003